11.9.2016

לכבוד
חברת ביונדווקס פארמצבטיקה בע"מ
רחוב איינשטיין 14
פארק המדע
נס ציונה

לידי עו"ד אילן גרדי
פקס: 03-6073778.

שלום רב,

הנדון: **נייר עמדה – אסיפת בעלי מניות קבועה ליום 22.9.16 של חברת ביונדווקס**

אנו מודיעים לכם בזאת –

1. אנו מתנגדים לכל הצבעה שהיא שתבוצע על ידי החברה באמצעות הפרוקסי שיימסר לאדם כלשהו על ידי החברה בגין ניירות ה- ADS של המחזיקים שלא יצביעו בעצמם.
2. אנו מתנגדים להארכת הסכם העסקתו של ד"ר בבקוב ב- 7 שנים נוספות.
3. אנו מתנגדים לשינוי מדיניות התגמול של החברה.

* רצ"ב אישור בעלות על המניות, נכון ליום 25.8.2016

קבוצת אי.בי.אי.

אישור בעלות

שם חברה	**ביונדווקס פרמצבטיקה בע"מ**
מס' חברה	**513436105**
שם חבר בורסה	**אי.בי.אי. שרותי בורסה והשקעות.**

פרטי בעל/י המניות

שם בעל המניות	**מילבאואר זאב**
ת.ז	**014473722**

המועד שלגביו ניתן אישור בעלות **25/08/2016**

פרטים על מניות

שם נייר ערך	**ביונדווקס**	מספרו בבורסה	**01105204**
מספר המניות	**350,000**		
סוג המניות			

אי.בי.אי. שרותי בורסה והשקעות בישראל בע"מ

חתימת חבר בורסה ____________ תאריך **12/09/2016**